                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 34)

                                V.F. CORPORATION
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    918204108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  918204108                                           Page 1 of 2 Pages

   1)  Names of Reporting Persons

            M. Rust Sharp

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)

       a)  [ ]

       b)  [ ]

   3)  SEC USE ONLY

   4)  Citizenship or Place of Organization    United States

   Number of Shares     5)  Sole Voting Power                            38,600+

                      +Includes currently exercisable options for 36,600 shares.

   Beneficially Owned   6)  Shared Voting Power                      22,223,288*

                                   *Mr. Sharp is co-trustee with PNC Bank,
                                   National Association and Ursula F. Fairbairn with respect to these shares.

   By Each Reporting    7)  Sole Dispositive Power                       38,600+

                      +Includes currently exercisable options for 36,600 shares.

   Person With          8)  Shared Dispositive Power                 22,223,288*

                                   *Mr. Sharp is co-trustee with PNC Bank,
                                   National Association and Ursula F. Fairbairn with respect to these shares.

   9)  Aggregate Amount Beneficially Owned by Each Reporting Person  22,261,888

   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

          See Instructions                                                  [ ]

   11) Percent of Class Represented by Amount in Row (9)                  20.60

   12) Type of Reporting Person   (See Instructions)                        IN


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                                                               Page 2 of 2 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2003:

(a)  Amount Beneficially Owned:                                22,261,888 shares

(b)  Percent of Class:                                                     20.60

(c)  Number of shares to which such person has:

        (i)  sole power to vote or to direct the vote                    38,600+

       (ii)  shared power to vote or to direct the vote              22,223,288*

      (iii)  sole power to dispose or to direct the disposition of       38,600+

       (iv)  shared power to dispose or to direct the disposition of 22,223,288*

      +Includes currently exercisable options for 36,600 shares.

      *Mr. Sharp is co-trustee with PNC Bank, National Association and Ursula F. Fairbairn with respect to these shares.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004
----------------------------------------
Date

By:  /s/ M. Rust Sharp
----------------------------------------
Signature - M. Rust Sharp